Filed with the SEC: June 6, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              AUTEC ASSOCIATES, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                State of Florida
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   65-0067192
                       ----------------------------------
                      (I.R.S. Employer Identification No.)



                             38 East Osceola Street
                              Stuart, Florida 34994
                     --------------------------------------
                    (Address of Principal Executive Offices)


                                 (561) 288-0666
                            -------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, NO PAR VALUE

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                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

PART I
Item 1.   Description of Business.                                       2

Item 2.   Management's Discussion and Analysis or Plan of Operation.    12

Item 3.   Description of Property.                                      15

Item 4.   Security Ownership of Certain Beneficial Owners
          and Management.                                               16

Item 5.   Directors, Executive Officers, Promoters and Control Persons. 16

Item 6.   Executive Compensation.                                       17

Item 7.   Certain Relationships and Related Transactions.               18

Item 8.   Description of Securities.                                    18


PART II
Item 1.   Market Price and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters.                         19

Item 2.   Legal Proceedings.                                            19

Item 3.   Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure.                          20

Item 4.   Recent Sales of Unregistered Securities.                      20

Item 5.   Indemnification of Directors and Officers.                    21

Item 6.   Financial Statements                                          22

PART III
Item 1.   Index to Exhibits.                                            23

Item 2.   Description of Exhibits.                                      23

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PART I

     As used in this Registration Statement, the term "Company" refers to Autec Associates, Inc., a Florida corporation.


ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT AND ORGANIZATION

     Autec Associates, Inc. was formed on June 30, 1988 as a corporation under the laws of the State of Florida (the "Company"). Since its inception in 1988, the Company has been engaged in the design, manufacturing, marketing, distribution and repair of stone-set jewelry using diamonds and other precious gemstones, such as rubies, sapphires and emeralds. The Company has manufactured and designed numerous modern styles of stone-set jewelry, including necklaces, earrings, rings, bracelets, and other ornaments.

     Management of the Company believes that it has developed a new casting process in its manufacture and design of jewelry, which may distinguish its creations and designs from other jewelry on the market. The Company has also developed and maintains relations with diamond-cutting houses in Africa, Belgium, India, Israel and Russia.

     The Company's principal executive offices are located at 38 East Osceola Street, Stuart, Florida 34994. Its telephone number is (561) 288-0666, its facsimile number is (561) 220-8132, and its e-mail address is autec@hotmail.com.

GENERAL INDUSTRY OVERVIEW

     Management of the Company believes that current trends in jewelry retailing, particularly the private owner operated retail sector, provide a significant opportunity for the Company's growth. Consumers spent approximately $42 billion on jewelry (including both fine and costume jewelry) in the United States in 1999, an increase of approximately $16 billion over 1989, according to

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the United States Department of Commerce. In the private owner operated store sector in which the Company operates, consumers spent approximately $4 billion on fine jewelry in 1999. Management believes that demographic factors such as the maturing of the United States population and an increase in the number of working women have resulted in greater disposable income, thus contributing to the growth of the fine jewelry industry. Management also believes that jewelry consumers today increasingly perceive unique fine jewelry as a fashion accessory, resulting in purchases which augment the Company's retail sales.

     Gold

     The Company purchases its gold from banks, gold refiners and commodity dealers. Management believes that this arrangement is sufficient to meet the Company's current requirements. Gold acquired for manufacture is at least .995 fine and combined with other metals such as silver, copper, nickel and zinc, to produce 10, 14, 18 or 22 karat gold of different colors. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). These alloys are in abundant supply and are readily available to the Company.

     Diamonds

     Diamonds are found in two general types of deposits: volcanic pipes or placer deposits. Deposits of diamonds located in volcanic pipes occurred when diamonds were formed in the upper mantle beneath the earth's crust and then were carries to the surface in an underground column, or pipe, of diamond-bearing rock. Other deposits of diamonds, placer deposits, were formed by the erosion of diamond pipes over millions of years. There are several hundred productive pipes worldwide that are considered to be profitable. New deposits of diamonds are continuously being discovered in South Africa, Russia, Israel and portions of the United States; however, some exploration projects undertaken do not result in the discovery of commercially mineable deposits of diamonds. Fewer than 20% of the diamonds mined each year are suitable for use as gems.

     The world's supply of diamonds comes primarily from De Beers Consolidated Mines, Limited, a Couth African company. The continued availability of diamonds to the jewelry industry is dependent, to some degree, on a continual supply from De Beers Consolidated Mines, Limited. While several other countries are suppliers of diamonds, in the event of an interruption of supply from South Africa, the jewelry industry as a whole could be adversely affected, which could impact the supply of diamonds to the Company.

     A diamond is a pure, natural carbon, one of the world's most plentiful elements, with the atoms organized in a close-packed cubic arrangement that gives the stones their hardness. Diamond values are determined by the four "Cs": carat weight, cut, clarity and color. Carat is an ancient term once based on the weight of grains or seeds. The carat was standardized in 1913 at 0.2 grams or 1/5 gram (0.007 ounce or 1/142 ounce). Cut refers to the quality of polishing and shape of the finished diamond. Popular cuts include the pear, emerald, marquise and the brilliant, which is a round cut with 58 mathematically determined facets previously formed to enhance a diamond's high refraction. Clarity ranges from flawless (no visible imperfections under a 10-power loupe) to heavily flawed (defects visible to the eye). The colorless diamond is generally the most valuable, except for the rate and extremely costly red, greed, blue, orange or other "fancy color" diamond.

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     Finished diamonds are graded by the quality of the diamond based on the four "Cs", and thus marketed according to its value.

     Other Gemstones

     Other gemstones are purchased by management for use in the design and production of the Company's jewelry products.

     Gemstones are unusually bright, colorful or transparent minerals found in the rock of the earth. The beauty of a gemstone is usually revealed to its fullest only after cutting and polishing, and may depend on the natural color, transparency or some other more unusually optical effect. Most important gemstones are allochromatic; that is, the color of an individual stone depends on very slight differences in composition. Those stones whose color does not depend on these compositional impurities are idiochromatic. The importance and beauty of any gemstone may be greatly diminished, however, if they contain internal flaws or bits of foreign material. Totally clean, high-quality gemstones are exceedingly rare because minerals are usually formed in nature under stress or from relatively impure materials. The rarity of gemstones further depends on two factors: (i) some mineral materials just do not exist in nature in large quantities, and (ii) others may be more common but only a small number have enough quality and beauty to be considered for gem purposes.

PRODUCTS AND SERVICES

     Business Strategy

     Management of the Company believes that its business strategy is enabling the Company to become well-recognized and reputable for its creative and unique designs in the value-price, stone-set jewelry industry. Management believes that its business strategy has allowed the Company to leverage the expertise and customer base the Company has established in the southeastern United States market to potentially increase sales in the much larger markets of the United States. The Company's business strategy focuses on the following: (i) capitalize on the Company's manufacturing process; (ii) extend customer base and utilize non-traditional distribution lines such as the Internet; and (iii) develop and maintain a broad product mix. See "Item 1. Description of Business - Marketing".

     Jewelry

     The Company designs, manufactures, markets and repairs jewelry using diamonds and other precious gemstones, such as rubies, sapphires and emeralds. The Company designs and manufactures virtually all modern kinds of jewelry, including necklaces, earrings, rings, bracelets, and other ornaments, and markets these items principally as fashion accessories with an average sales price of approximately $200 per item.

     The Company primarily uses the diamond in its design and production of jewelry products because of its special optical properties. Its high refractive index, or light-bending ability, enables it to throw back almost all the light that enters a well-cut diamond. This gives rise to the diamond's brilliant luster. Second, the diamond exhibits strong dispersion, or the ability to separate the various colors of the spectrum. This causes the diamond to throw back the bright flashes of separate colors for which it is particularly noted. The Company typically purchases diamonds ranging from approximately $10,000 to $100,000 in value. Approximately ninety percent (90%) of the Company's capital available for purchase of precious gemstones is used to purchase diamonds.

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     The Company employs the services of a third-generation goldsmith who designs the jewelry and sets precious stones. The Company intends to maintain a broad mix of its designed jewelry so that it can meet the varying needs of its customers. This enables the Company to supply each individual customer with a number of unique, creative and different styles of jewelry. The Company attempts to provide its customers with rings and other jewelry products that also incorporate traditional styles and designs. Additionally, the Company can create specially designed products in response to requests or pictures submitted to the Company by its customers. This variety and flexibility in the design and manufacture of the Company's jewelry allows the Company to meet a wide variety of jewelry needs. Management of the Company believes that the Company is recognized nationwide and throughout Canada for its innovation and high quality in the design and manufacture of jewelry products.

MANUFACTURING

     The initial step in the manufacture and design of jewelry requires the expertise and knowledge of a metallurgist. Metallurgy is the science and engineering of metals. The field can be divided into three areas: extractive metallurgy, physical metallurgy and manufacturing metallurgy. It is the manufacturing metallurgist who plays an important role in the design and manufacture of jewelry. Once the metal itself has been produced by the extractive metallurgist, and its behavior understood by the physical metallurgist, it can then be utilized by the manufacturing metallurgist to produce different forms of jewelry.

     Casting

     The Company employs a metallurgical supervisor who is primarily responsible for the casting and fabrication of the metals. The metallurgist produces components for jewelry in a number of ways. One of the oldest and most versatile methods of metal manufacturing is the casting process. In this method, the metal is heated until it melts. The liquid is then poured into a mold, usually formed from sand, metal or a ceramic, and is allowed to cool and solidify. A metal casting that reproduces the cavity in the mold is therefore produced. Complicated shapes, such as those employed by the Company in its design and manufacture of jewelry, may be virtually impossible to produce in any other manner.

     The Company generally utilizes four different methods of the casting process: sand casting, investment casting, shell molding and centrifugal casting. Of the many types of molds employed in casting, most use sand as the mold material. In sand casting, the molding sand is placed in a two-part form and is packed around the pattern. When the sand is compacted sufficiently, the two parts are separated and the patter is removed. Investment casting is an adaptation of the "lost-wax" process. It can be used to produce highly detailed precision components of jewelry. In investment casting, the pattern is melted out by heating the mold, or vaporizes as the molten metal is poured in. In the casting process employing the shell molding, the pattern is made of metal heated to a high temperature. When the molding material is packed around the heated pattern, the resin sets binding the mold into a thin shell that reproduces the pattern exactly. The last, centrifugal casting, involved spinning the mold while pouring the molten metal. It is with this process that cylindrical castings and other patterns with hollow cores can be produced.

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     Casting Process

     Management of the Company believes that its metallurgist has developed a new and unique process for the casting and fabrication of metals, and that the process distinguishes the Company's creations and designs from others on the market. The manufacturing process combines modern technology, mechanization and hand craftsmanship to produce unique, innovative and fashionable jewelry. The process utilizes the "lost-wax" process whereby the molten metal is introduced into the void left by the wax model. Most casting using this method is done with the metal being introduced by the centrifical method or the vacuum method. The Company has combined both of these processes into a new process and thus receives all of the advantages that are unique to both the centrifical method and the vacuum method to provide for the manufacture of high-quality rings, earrings, pendants and bracelets. After the casting process, the jewelry undergoes a series of cleaning and polishing stages before being labeled for sale.

CUSTOMERS AND MARKETING

     Customers

     The Company currently maintains a retail outlet for the sale of its jewelry products to the public in Stuart, Florida. The Company intends to broaden its customer base by selling its jewelry products within the United State and Canada. Customers for the jewelry products are primarily consumers. The Company's current market concentration has been in the southeastern United States due to existing relationships with certain clients.


     Net sales for fiscal years ended December 31, 2000 and 1999 were $210,965 and $191,426, respectively, resulting primarily from the sale of its jewelry products.


     Marketing Strategy

     The Company maintains a sales office in Stuart, Florida. The Company promotes its jewelry products to a wide range of customers via existing relationships, trade shows and product presentations. Management believes that the Company's manufacturing process allows the Company to provide its customers with uniquely designed jewelry competitively priced.

     Management emphasizes maintaining and building upon the Company's relationships with existing customers. The Company is currently creating a service which would allow the customer to "trade-up" the diamond or precious gemstone originally purchased from the Company for a diamond or precious gemstone of a larger size or higher quality. The Company would offset the purchase price of the upgraded diamond or precious gemstone with the original purchase price of the lower valued diamond or precious gemstone.

     Management of the Company is currently addressing and formulating a market strategy for the sale and distribution of its products. Management intends that a principal component of the Company's marketing strategy will involve the creation and establishment of a website on the Internet. The Company intends to create a diamond and precious gemstone database from which the consumer would potentially be able to select a diamond or gemstone of their choice. Such a data base would allow the consumer to interact with the webpage and provide the Company with the consumer's criteria for their respective selection, such as size, shape, color, clarity, and price range. The consumer would also be able to review all grading report data on diamonds and other precious gemstones that have been graded by laboratories such as EGL-LA, IGI, EGL-NY and GQI.

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     Management further believes that creation and establishment of a webpage on the Internet would set the Company apart from the typical mass production and manufacturing of jewelry. The customer would be able to personally interact with the jeweler throughout the creation of his/her jewelry, which would ultimately result in a very unique and specialized product. The Company's design department is being expanded to feature unique and modern designs and, together with the website page, would provide the customer with a very different and individualized experience in the purchase of jewelry. The website pages would also include photographs of finished jewelry, design information and ordering information.

     The Company intends to market its jewelry products through the use of joint ventures, direct sales and independent commissioned representatives. To aid in the marketing of the Company's products, the Company intends to utilize several marketing approaches including advertising in trade publications, press releases and advertising promotional tools, such as CD-ROMs, catalogs and participation in trade shows. Management intends to direct a significant portion of its marketing efforts toward further market penetration in the United States and Canada.

     The Company has established and maintains contacts with diamond cutting houses located in South Africa, Belgium, India, Israel and Russia. Management intends to work closely with representatives of these diamond cutting houses in order to acquire a large selection of high quality diamonds and other gemstones featuring various popular cuts and carat weights.

     The Company purchases its diamonds and other precious stones from such wholesalers at prices based on certain discounts suggested by Rapaport Report. Prices are generally set based upon the cost of the stone, materials, labor involved, and a general mark-up of approximately 50%.

EMPLOYEES AND CONSULTANTS

     As of the date of this Registration Statement, the Company employs two persons on a full-time basis. The Company's directors devote a substantial amount of their time to the business of the Company and are primarily responsible for all day-to-day operations of the Company. Any other services required by the Company are and/or will be provided by outsourcing and management contracts. As the need arises and funds become available, however, management may seek additional employees as necessary in the best interests of the Company. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants".

     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

PATENTS, LICENSES, TRADEMARKS, CONCESSIONS AND ROYALTY AGREEMENTS

     As of the date of this Registration Statement, the Company has not obtained any patents, licenses, franchises, concessions or royalty agreements pertaining to its casting process. Although management of the Company believes that this

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casting process is proprietary and may be patentable, management does not intend to pursue registration or issuance of a patent on the casing process. Although management believes that there is no infringement by the Company on any existing patents, trade secrets or confidential information, there is no assurance that such legal proceedings might not be initiated against the Company. Furthermore, the Company will not have any right to bring a patent infringement action against a third party which uses or copies the casting process while manufacturing and designing jewelry that thus may be very similar to the jewelry manufactured and designed by the Company.

RISK FACTORS

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

Risks Pertaining to the Business


     Recent Losses Incurred in Amounts of $1,082 and $1,150 in 1999 and 1998. Although during fiscal year ended December 31, 2000, the Company realized a net income of $4,125, the Company incurred recent losses in the amounts of $1,082 during fiscal year ended December 31, 1999 and $1,150 during fiscal year ended December 31, 1998. These losses reflect, among other factors, expenses associated with the manufacture and design of the Company's products and establishment of the retail outlet located in Stuart, Florida, selling, general and administrative and interest expenses. Such expenses, along with other expenses, will continue to increase until the Company attains profitable operations. There is no assurance that the Company will be able to market its jewelry products successfully or profitably.


     Since the Company has conducted limited operations and has had limited sales of its products, the Company does not have any prior substantial financial results or data upon which an investor can make an informed judgment as to the future prospects of the Company or an assessment of the Company's potential for success. Accordingly, the success of the Company will be in part dependent on management's ability to continue financing the business operations of the Company. The Company is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the design, manufacture and marketing of jewelry, and in the course of establishing new markets, training new personnel, and organizing and conducting operations. The Company faces all of the risks specifically inherent in the type of business in which the Company engages, primarily in the diamond and precious stone industry. There can be no assurance that the Company will be able to operate successfully or profitably.

     Company's Ability to Continue as a Going Concern. As of the date of this Registration Statement, there is uncertainty regarding the Company's ability to continue as a "going concern" as the Company has generated limited revenues from operations and has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a long-term going concern. Therefore, the opinion of the Company's auditors, HJ & Associates, LLC, has been qualified with respect to the Company's ability to continue as a "going concern".

     Although management believes that the Company will be able to continue and maintain its status as a "going concern" based on its future ability to raise additional capital from private investors, generate revenues and minimize operating expenses, there can be no assurance that the Company will be able to continue as a going concern. See "Financial Statements".

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     Company Depends on Key Management. The Company is substantially dependent upon the personal efforts and abilities of its founders and officers/directors, Messrs. Arthur Garrison and Luther Jeffries. Therefore, the business of the Company is largely dependent upon the continued efforts of Messrs. Garrison and Jeffries. The loss of any of the Company's officers/directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. To the extent that the services of the officers/directors would be unavailable to the Company, the Company would be required to obtain other personnel to perform the duties which they otherwise perform. The Company does not maintain "key man" life insurance on either Mr. Garrison nor Mr. Jeffries. If either Mr. Garrison or Mr. Jeffries were to be unavailable for any reason, there can be no assurance that the Company would be able to employ a qualified person or persons on terms suitable to the Company.

     The Company's officers/directors do not engage in other businesses for their own account. They primarily devote their full time to the affairs of the Company. However, Messrs. Garrison or Jeffries may in the future engage in other businesses, either individually or through partnerships and corporations in which he may have an interest, hold an office or serve on the board of directors. Certain conflicts of interest, therefore, may arise between the Company and either Mr. Garrison or Mr. Jeffries. Messrs. Garrison and Jeffries intend to resolve such conflicts in a manner that is consistent with their fiduciary duties to the Company.

     Company May Need Qualified Employees. The success of the Company is dependent upon its ability to attract and retain qualified personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Industry is Highly Competitive. The manufacture and distribution of jewelry products is a highly competitive industry. The Company competes with major domestic and international companies, many of which have significantly greater financial, technical, marketing and human resources that the Company has. While management believes that the Company's manufacturing and design process provides the Company with a competitive edge in certain markets, the Company has not applied for a patent on the casting process. There can be no assurance that other jewelry manufacturers will not similarly develop production capabilities or better processes or develop other competitive advantages over the Company, thereby providing greater competition for the Company and materially affecting the Company's business prospects. See "Item 1. Description of Business - Competition.

     Control of the Company. As of the date of this Registration Statement, Messrs. Garrison and Jeffries hold of record 2,310,000 shares of Common Stock, respectively. Messrs. Garrison and Jeffries as a group beneficially own 4,620,000 shares of Common Stock, approximately 37.0% of the issued and outstanding shares of Common Stock. Based upon this current ownership interest analysis, these two directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

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     There May Be a Need for Additional Financing. As of the date of this
Registration Statement, the Company has not generated significant revenues from the sale of its products. The Company has financed itself primarily from advances from principal shareholders and raising additional capital from private investors. The continued development of the Company's products and expansion and operation of the Company's business is dependent upon its ability to obtain additional financing. Management believes that the Company may require up to $500,000 of additional financing to cover its operational expenses through the next twelve-months. There can be no assurance, however, that the Company will be able to obtain financing from the sale of debt or equity instruments, bank loans or other sources on terms acceptable to the Company. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain restrictive covenants and debt service requirements, which could adversely affect the Company's operations. See "Item
2. Management's Discussion and Analysis or Plan of Operation."

     The Company Depends on Its Casting Technology and Marketing Strategy. Management believes that one of the Company's significant competitive advantages is its manufacturing and casting process. Although the general concepts of such a casting process may be known in the industry, to management's knowledge no business has been able to develop and perfect the unique applications that the Company has developed to accomplish the design and manufacture of its jewelry. The Company may be unable to protect its casting process, and has not applied for a patent for the casting process since it does not want to disclose its unique process and application. Furthermore, there can be no assurance that the casting process would qualify for patent protection, or to the extent of the enforceability of any patent that would be granted. The ability of others to build upon the basic procedure and create, design and manufacture similar, if not better jewelry, could have an adverse competitive impact on the Company. See "Item 1. Description of Business - Patents, Licenses, Copyrights, Concessions and Trademarks".

     Moreover, the Company's marketing strategy may not result in success. The Company's business strategy is designed to expand sales of its jewelry in the United States and Canada by taking advantage of its casting process and promoting its unique jewelry designs. The Company's ability to implement its marketing strategy will depend primarily on the ability to expand its market penetration in the United States and the availability of qualified and cost effective sales personnel. There are no firm agreements for employment of additional marketing personnel, and there is no assurance that any of the expansion factors will be satisfied or that the Company will be able to establish additional favorable relationships for merchandising of its jewelry products in the United States. There is no certainty, assuming the Company could hire the appropriate marketing personnel and ultimately establish additional merchandising relationships in the United States when such events might occur or to what extent. See "Item 1. Description of Business - Customers and Marketing".

     There May Be Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 12,500,000 shares of its Common Stock issued and outstanding. Of the 12,500,000 of the Company's current outstanding shares of Common Stock, 2,000,000 shares are free trading and 10,500,000 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares

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acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     Further, future sales of shares of Common Stock pursuant to offerings could have a depressing effect on the price of the Common Stock and adversely affect the Company's ability to raise capital in the future.

     There May Be Volatility of Stock Prices When the Company's Stock Begins Trading. As of the date of this Registration Statement, the Company's Common Stock does not trade on any market. However, the markets for equity securities have been volatile and the price of the Company's Common Stock, when it commences trading, could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends both domestically and internationally, changes in the supply and demand for the Company's shares, and other factors. These factors can be expected to affect the market price of the Company's shares of Common Stock when the Company receives the approval by the National Association of Securities Dealers, Inc. (the "NASD") to trade the Company's shares of Common Stock on the OTC Bulletin Board.

     Broker-Dealers May Sell Shares of the Company's Stock. The Common Stock of the Company will be defined as a "penny stock" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and the penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

Risks Pertaining to the Industry

     Diamond and Precious Stone Exploration is Speculative. Exploration for diamonds and other precious stones may be speculative in certain areas, even when conducted on land which is believed to contain significant deposits of diamonds. The Company's operations may be subject to some of the risks normally incident to exploring or developing deposits of diamonds and other precious stones. The financial success of the Company may depend to a large extent on the continued success of others of mining known deposits of diamonds and other precious stones and on the future success of finding additional rich deposits.

     Pricing for Diamonds and Other Precious Stones. The success of the Company will depend to a degree on the prices that the Company will have to pay for the acquisition of inventories of diamonds and other precious stones. Most diamonds are sold at monthly "sights" typically conducted in the offices of the Diamond Trading Company in London or other diamond syndicates. Although the buyer may present a list of diamond requests as a "sight", the buyer is usually presented with a parcel of uncut stones to examine. The buyer must either purchase or reject the entire package at the presented price without choosing among the various stones. Typically for stones under 14.8 carats, the price is set and is not negotiable. Prices for larger stones may be negotiable but such stones are usually only available to the "usual" buyers of large stones due to the decrease in the number of such large stones.

     Moreover, certain companies currently market over 85% of the world's diamonds. Although not typically considered to be a monopoly, these few companies may have the ability to control prices because of their financial capabilities to contract with governments and mines to buy entire yearly productions and thus stockpile huge inventories of diamonds. Other factors affecting the price of diamond and other precious stones are the supply of and demand for such gems, costs of exploration and development, world economic conditions, the confidence or lack of confidence in various mediums of exchange (including the dollar) and foreign governmental regulation.

     Although management of the Company believes that it has developed and maintained important contacts with diamond cutting houses in South Africa, Belgium, India, Israel and Russia to purchase inventories of diamonds and other precious stones at discounts of approximately 50% off the New York Wholesale price index, in the event that such contacts are diminished or exhausted, management of the Company may be required to purchase diamonds at "sights".

     Company Operations May be Subject to Government Regulation. Recent discoveries since the 1960s of diamond deposits in foreign countries, such as Russia and Israel, including the well known diamond deposits located in India, South Africa and Belgium, have exposed the diamond and precious stone industry to increased foreign government regulation regarding mining and production of diamonds. The exploration and mining of diamond deposits include laws and regulations with respect to safety and environmental concerns. In addition, because of the nature of the industry, many foreign countries have imposed regulations regarding the marketing of diamonds, which include laws focusing on increased security and black-markets. Such regulations and legislation, if increased or adversely changes by foreign governments, may adversely affect the availability, demand or price of diamonds and thus the Company's business operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Financial Statements included herein.

GENERAL

     Since inception, the Company has focused primarily on the research, design and manufacture of its jewelry products, and generated little revenues. During prior fiscal years, the principals of the Company invested personal funds to support the developmental expenses of the Company.

     As of the date of this Registration Statement, the Company derives its revenues principally from the marketing and sale of its jewelry products to customers generally in the public. Additional revenues are generated by the Company through the repair of jewelry.

RESULTS OF OPERATIONS


     Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

     The Company's net losses for fiscal year ended December 31, 2000 were approximately $5,168 compared to a net loss of approximately $9,181 for fiscal year ended December 31, 1999.

     Net sales for fiscal years ended December 31, 2000 and 1999 were $210,965 and $191,426, respectively. Net sales increased by approximately $19,539 or 10% for fiscal year ended December 31, 2000 as compared to fiscal year ended December 31, 1999. Gross profit for fiscal years ended December 31, 2000 and 1999 amounted to $108,492 and $100,660, respectively. Gross profit increased by approximately $7,832 or 8% for fiscal year ended December 31, 2000 as compared to fiscal year ended December 31, 1999.

     The slight increase in gross profit is a result of an increase in net sales. The increase in sales during fiscal year ended December 31, 2000 as compared to fiscal year ended December 31, 1999 is attributable to a stronger marketing campaign.

     General and administrative expenses for fiscal years ended December 31, 2000 and 1999 were $49,752 and $48,342, respectively (an increase of $1,410 or 3%). The slight increase in general and administrative expenses for fiscal year ended December 31, 2000 were primarily due to the Company incurring costs associated with its marketing efforts, inventory acquisition and professional fees. Salary expenses for fiscal year ended December 31, 2000 were $63,908 as compared to $61,499 for fiscal year ended December 31, 1999 (an increase of $2,409). General and administrative expenses include general corporate overhead, shipping and warehousing costs, selling expenses and professional fees.

     As a result of these factors, net loss for fiscal year ended December 31, 2000, was $5,168, a decrease of $4,013, as compared to a net loss of $9,181 for the fiscal year ended December 31, 1999. Management believes that the decrease in net loss during the fiscal year ended December 31, 2000 as compared to fiscal year ended December 31, 1999, is attributable primarily to an increase in net sales.

     Three-Month Period Ended March 31, 2001 Compared to Three-Month Period Ended March 31, 2000

     The Company's net losses for the three-month period ended March 31, 2001 were approximately $1,441 compared to a net loss of approximately $1,292 for the three-month period ended March 31, 2000.

     Net sales for the three-month period ended March 31, 2001 and 2000 were $35,496 and $52,741, respectively. Net sales decreased by approximately $17,245 or 49% for the three-month period ended March 31, 2000 as compared to the three-month period ended March 31, 2000. Gross profit for the three-month periods ended March 31, 2001 and 2000 amounted to $18,617 and $27,123, respectively. Gross profit decreased by approximately $8,506 or 46% during the three-month period ended March 31, 2001 as compared to the three-month period ended March 31, 2000. The slight decrease in gross profit is a result of a decrease in net sales.

     General and administrative expenses during the three-month periods ended March 31, 2001 and 2000 were $9,249 and $12,438, respectively (a decrease of $3,189 or 34%). The slight decrease in general and administrative expenses during the three-month period ended March 31, 2001 were primarily due to the Company incurring less costs associated with its inventory acquisition and professional fees. Salary expenses during the three-month period ended March 31, 2001 were $10,809 compared to $15,977 during the three-month period ended March 31, 2000 (a decrease of $5,168).

     As a result of these factors, net loss during the three-month period ended March 31, 2001 was $1,441, an increase of $149, as compared to a net loss of $1,292 during the three-month period ended March 31, 2000. Management believes that the slight increase in net loss during the three-month period ended March 31, 2001 as compared to the same period during 2000 is attributable primarily to a decrease in net sales.

LIQUIDITY AND CAPITAL RESOURCES


     Fiscal Year Ended December 31, 2000 and Fiscal Year Ended December 31,
1999.


     The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.


     The Company generated $108,492 and $100,680 in gross profit during the fiscal years ended December 31, 2000 and 1999, respectively. Management anticipates that such generation of gross profit will continue to increase on an annual basis. Management believes that the Company's continued growth and financial success will depend on its ability to (i) strengthen and increase its customer base by enhancing the marketability of its products, (ii) increase the number of customers and expand into additional markets, (iii) control inventory costs; and (iv) increase the manufacture rate.

     As of December 31, 2000, the Company's total assets were $43,204. The Company's assets consisted primarily of cash and cash equivalents in the amount of $23,059 and inventory in the amount of $20,145. As of December 31, 2000, the Company's total liabilities were $23,737. The Company's liabilities consisted primarily of accounts payable in the amount of $22,046 and accrued expenses in the amount of $1,691. As of December 31, 2000, the Company's total assets exceeded its total liabilities by $19,467. The Company's stockholders' equity increased from $8,534 at December 31, 1999 to $19,467 at December 31, 2000.

     For the fiscal year ended December 31, 2000, the net cash from operating activities was $15,758 compared to net cash used for operating activities of $7,681 for fiscal year ended December 31, 1999 (an increase of $23,439). The main increase was comprised of an increase in accounts payable of $21,576 from $470 for fiscal year ended December 31, 1999 compared to $22,046 for fiscal year ended December 31, 2000.

     Three-Month Period Ended March 31, 2001

     The Company generated $18,617 and $27,123 in gross profit during the three-month periods ended March 31, 2001 and 2000, respectively.

     As of March 31, 2001, the Company's total assets were $27,814. The Company's assets consisted primarily of cash and cash equivalents in the amount of $10,569 and inventory in the amount of $17,245. As of March 31, 2001, the Company's total liabilities were $9,788. The Company's liabilities consisted primarily of accounts payable in the amount of $8,836 and accrued expenses in the amount of $952. As of March 31, 2001, the Company's total assets exceeded its total liabilities by $18,026. The Company's stockholders' equity decreased from $19,467 for fiscal year ended December 31, 2000 to $18,026 for the three-month period ended March 31, 2001.

     For the three-month period ended March 31, 2001, the net cash used by operating activities was $12,490 compared to net cash provided from operating activities of $1,514 for the three-month period ended March 31, 2000 (a decrease of $14,004). The main decrease in net cash was comprised of an accounts payable in the amount of $13,210 for the three-month period ended March 31, 2001 compared to an accounts payable of $1,355 for the three-month period ended March 31, 2000.


MATERIAL COMMITMENTS/FUNDING

     As of the date of this Registration Statement, the Company does not have any material commitments for fiscal year 2001.

     During December 1998, the Company completed an offering and sold 2,000,000 shares of its Common Stock at $0.01 per share for an aggregate offering of $20,000. The securities were not registered under the Securities Act and were therefore offered pursuant to an exemption from registration provided by Section

4(2) and Regulation D, Rule 504, of the Securities Act. Management used all of the net proceeds received for the Company's capital requirements, which consisted primarily of purchase of inventory, advertising and overhead expenses and legal and accounting fees.

     Based upon a twelve-month plan proposed by management, it is anticipated that such a work plan would require approximately $500,000 of additional financing designed to fund the general business operations. As of the date of this Registration Statement, the Company does not have any material commitments nor does management anticipate any material commitments within the next twelve months. It is anticipated that any expenditures to be incurred by the Company will be operational. Management anticipates that a substantial portion of the initial budget of $500,000 for the twelve-month work plan, which includes such expenditures, will be funded pursuant to public or private offerings, including private placement offerings under Regulation S and/or Regulation D, Rule 506, of its debt or equity securities and future advancements. Management of the Company anticipates that its ability to raise additional capital from private investors through the sale of debt or equity instruments, and the ability of the Company to generate future revenues from the sale of its jewelry products will provide the necessary funds to the Company for payment of such expenses associated with its initial budget. The Company, however, may not be able to raise such funds or generate such revenues and, therefore, the successful marketing of its products may not be accomplished.

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next six months based on its ability to obtain advances from certain investors and related parties. Management intends to use such funds for operational expenses relating to the marketing and distribution of the Company's products.

     As of the date of this Registration Statement, the Company has generated little revenue from operations, has a working capital deficit and a stockholder's deficit. Therefore, the Company has been deemed a "going concern" by its independent auditors, HJ & Associates, LLC, as noted in the financial statements attached hereto. There is substantial doubt that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future public and private offerings and to obtain advances and minimize operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment.

ITEM 3. DESCRIPTION OF PROPERTY

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space in the United States. Its executive offices are located at 38 East Osceola Street, Stuart, Florida 34994. Management believes that the Company's offices and retail space are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 31, 2000, the names and addresses, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the names and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement.

--------------------------------------------------------------------------------
Title of Class      Name and Address          Amount and Nature       Percent of
                    of Beneficial Owner          of  Class             of Class
--------------------------------------------------------------------------------
                                                          1
Common Stock        Arthur Garrison              2,310,000               18.5%
                    38 E. Osceola Street
                    Stuart, Florida 34994

                                                          1
Common Stock        Luther Jeffries              2,310,000               18.5%
                    38 E. Osceola Street
                    Stuart, Florida 34994

Common Stock        Officers/directors as a      4,620,000                37.0%
                    Group (2 persons)
--------------------------------------------------------------------------------
1
 These are restricted shares of Common Stock.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS/EXECUTIVE OFFICERS

         The directors and executive officers of the Company are as follows:

Name                       Age              Position with the Company
------------------         ---              -------------------------------

Arthur Garrison            62               Director and President

Luther Jeffries            68               Director and Secretary/Treasurer

     Arthur Garrison is one of the founders of the Company and has served as a director and president since its inception. Mr. Garrison studied art at the Flager Museum School In West Palm Beach, Florida. At the age of 13, Mr. Garrison began his apprentice training for goldsmithing and jewelry manufacturing under this grandfather and father in New Orleans, Louisiana. At the age of 19, Mr. Garrison entered the Marine Corp. and served four years with an Honorable Discharge. Other the past thirty years, Mr. Garrison served as a shop foreman at Jewel Master Corp. in Philadelphia, Pennsylvania, where he designed jewelry and set precious stones for Harry Winstons, New York City. He has also been self-employed within the jewelry industry. Mr. Garrison's recent activities have involved founding the Company. He also serves on the board of directors of Diamond Brokers Ltd. in Nassau, Bahamas.

     Luther Jeffries is one of the founders of the Company and has served as a director and the secretary/treasurer since its inception. Mr. Jeffries studied at Ohio State University, the Army Engineers School at Fort Belvoir, Virginia, and the University of Alaska receiving degrees in engineering and finance. Over the past thirty years, Mr. Jeffries served as chief executive officer of many companies, most notably the General Nuclear Corp. in Houston, Texas. Others included Cumberland Research Corp. in Port Norris, New Jersey, and Eastern Testing Laboratories in Pennsauken, New Jersey. Mr. Jeffries also served as a consultant to many governmental entities and private companies, including the U.S. Department of Commerce, the U.S. Atomic Energy Commission, the Commonwealth of the Bahamas, the British American Tobacco Company, and to three successive governors of the State of New Jersey. Mr. Jeffries developed and patented a device for determining the exact location of kilcuries gamma sources. He is a member of several societies, including the Society of Naval Architects & Marine Engineers, the American Society for Metals, the American Society for Quality Control and the American Society for Technology. Mr. Jeffries has authored several papers, including "Interaction of Politics and the Seafood Industry" for the World Marticulture Society, "Because of the Thresher" for the American Society for Quality Control, and "A Reconciliation of the Results of Radiographic and Ultrasonic Inspection of High Yield Steels" for the U.S. Bureau of Ships.

     As of the date of this Registration Statement, no family relationships exist among the named directors. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION

     As of the date of this Registration Statement, neither Messrs. Garrison nor Jeffries have received any compensation, either directly or indirectly, for their services as directors and executive officers of the Company. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements.

                           Summary Compensation Table

                                       (1)
                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
-----------------            ------  -----   -----    ---   -------  ----  -----

Arthur Garrison        1998     0      0       0       0       0       0     0
Pres./Director
                       1999     0      0       0       0       0       0     0

                       2000     0      0       0       0       0       0     0

Luther Jeffries        1998     0      0       0       0       0       0     0
Secy./Treasurer and
Director               1999     0      0       0       0       0       0     0

                       2000     0      0       0       0       0       0     0

     No stock option plan has been approved or adopted by the board of directors of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     As of the date of this Registration Statement, the Company has not entered into any other contractual arrangements with related parties. The board of directors of the Company has not adopted or approved any policy regarding possible future transactions with related third parties.


     Messrs. Garrison and Jeffries are not engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. The directors of the Company, Messrs. Garrison and Jeffries, may in the future have other business interests to which they may devote a minor portion of their time. Certain conflicts of interest, therefore, may arise in the future between the Company and its directors. Such conflicts can be resolved through the exercise by Messrs. Garrison and Jeffries of judgment consistent with their fiduciary duties to the Company. Messrs. Garrison and Jeffries intend to resolve any such conflicts in the best interests of the Company.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 20,000,000 shares of Common Stock, no par value.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable.


PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of the date of this Registration Statement, there has been no public market for the shares of Common Stock of the Company. It is the intention of management that the shares of Common Stock of the Company will be traded in the over-the-counter market and quoted on the NASDAQ. The Company must meet certain criteria in order to qualify for inclusion on NASDAQ.

     The 12,500,000 shares of Common Stock outstanding as of the date of this Registration Statement are held by approximately 30 holders of record in the United States and 3 holders of record outside of the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to bank loans, if any, and other relevant factors.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Continental Transfer & Trust Company, 2 Broadway, New York, N.Y. 10004, telephone number
(212) 509-4000.

ITEM 2. LEGAL PROCEEDINGS

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Since November 1, 2000 and to date, the Company's current principal independent accountant, HJ & Associates, LLC, has not resigned or declined to stand for re-election or was dismissed. During this period, there were no disagreements with HJ & Associates, LLC, whether or not resolved, on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HJ & Associates, LLC, would have caused HJ & Associates, LLC to make reference to the subject matter of the disagreements in connection with its reports.

     Further, the Company's current principal independent accountant has not provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant from November 2000 to the current date is HJ & Associates, LLC, 50 South Main Street, Suite 1450, Salt Lake City, Utah 84114. The Company did not engage a principal independent accountant prior to November 2000.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     (i) On June 30, 1989, the Company completed an offering under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") pursuant to which it sold 100 shares of Common Stock at $0.00001 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to thirty (30) investors. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On October 31, 1998, the board of directors authorized a stock split of the Common Stock of the Company to be effected in the ratio of 105,000 shares for every one share outstanding. The officers issued and distributed to thirty (30) shareholders of record 105,000 shares of the Company's Common Stock for each of the 100 shares of Common Stock issued and outstanding so that immediately following such issuance there were 10,500,000 shares of Common Stock issued and outstanding.

     (iii) On December 31, 1998, the Company completed an offering in which it raised $20,000 under Rule 504 of Regulation D pursuant to which it sold 2,000,000 shares of Common Stock at $0.01 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to three investors. Of the three investors, none were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     As of the date of this Registration Statement, the Company has 12,500,000 shares of its Common Stock issued and outstanding. Of the 12,500,000 of the Company's current outstanding shares of Common Stock, 2,000,000 shares are free trading. Accordingly, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may in the future offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices, when such prices exist. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 12,500,000 of the Company's current outstanding shares of Common Stock, 10,500,000 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales of restricted shares of Common Stock have been made.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Florida Revised Statutes contain provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Florida law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

ITEM 6. FINANCIAL STATEMENTS

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.

PART III

ITEM 1 & 2.  INDEX TO AND DESCRIPTION OF EXHIBITS

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1.   Independent Auditor's Report dated May 16, 2001.

     2.   Balance Sheet at Fiscal Year Ended December 31, 2000.

     3. Statements of Operations for Fiscal Years Ended December 31, 2000 December 31, 1999.

     4.   Statements of Stockholders' Equity.

     5. Statements of Cash Flow for Fiscal Years Ended December 31, 2000 and December 31, 1999.

     6. Notes to the Financial Statements for Fiscal Years Ended December 31, 2000 and December 31, 1999.

     7.   Balance Sheet for the Three-Month Period Ended March 31, 2001.

     8. Statements of Operations for the Three-Month Periods Ended March 31, 2001 and March 31, 2000.

     9.   Statements of Stockholders' Equity.

     10. Statements of Cash Flows for the Three-Month Periods Ended March 31, 2001 and March 31, 2000.

     11.  Notes to the Financial Statements for March 31, 20001 and 2000.


     (b) The following Exhibits are filed as part of this Registration
Statement:


------------------  ------------------------------------------------------------
Exhibit No.         Description
------------------  ------------------------------------------------------------
1                   Not Applicable.

2                   Not Applicable.

3                   Articles of Incorporation and amendments thereto.

3.1                 By-laws.

4                   Not Applicable.

9                   Not Applicable.

10                  Not Applicable.

11                  Not Applicable.

16                  Not Applicable.

21                  Not Applicable.

24                  Not Applicable.

------------

The following additional Exhibits are filed as part of this Registration
Statement:

------------------- ------------------------------------------------------------
Exhibit No.         Description
------------------- ------------------------------------------------------------

None

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AUTEC ASSOCIATES, INC.,
                                            a Florida corporation




Date: June 6, 2001                          By:  /s/  Arthur Garrison
                                            ----------------------------
                                            Arthur Garrison, President

                             AUTEC ASSOCIATES, INC.

                              FINANCIAL STATEMENTS



                                 C O N T E N T S


Independent Auditors' Report.................................................F-2

Balance Sheets...............................................................F-4

Statements of Operations.....................................................F-5

Statements of Stockholders' Equity...........................................F-6

Statements of Cash Flows.....................................................F-7

Notes to the Financial Statements............................................F-8

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors
Autec Associates, Inc.
Stuart, Florida

We have audited the accompanying balance sheet of Autec Associates, Inc. as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autec Associates, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.



/s/ HJ & Associates, LLC
------------------------
HJ & Associates, LLC
Salt Lake City, Utah
May 16, 2001

                             AUTEC ASSOCIATES, INC.
                                  Balance Sheet


                                     ASSETS
                                     ------
                                                                    December 31,
                                                                       2000
                                                                     --------
CURRENT ASSETS

   Cash and cash equivalents                                         $ 23,059
   Inventory (Note 1)                                                  20,145
                                                                     --------

     Total Current Assets                                              43,204
                                                                     --------

     TOTAL ASSETS                                                    $ 43,204
                                                                     ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                  $ 22,046
   Accrued expenses                                                     1,691
                                                                     --------

     Total Current Liabilities                                         23,737
                                                                     --------

STOCKHOLDERS' EQUITY

   Common stock; 20,000,000 shares authorized of no par value,
    12,500,000 shares issued and outstanding                           20,100
   Additional paid-in capital                                          24,298
   Accumulated deficit                                                (24,931)
                                                                     --------

     Total Stockholders' Equity                                        19,467
                                                                     --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 43,204
                                                                     ========


                   The accompanying notes are an integral part
                         of these financial statements.

                             AUTEC ASSOCIATES, INC.
                            Statements of Operations


                                                      For the Years Ended
                                                          December 31,
                                                   --------------------------
                                                       2000          1999
                                                   ------------  ------------

REVENUE

   Net sales                                       $    210,965  $    191,426
   Cost of goods sold                                   102,473        90,766
                                                   ------------  ------------

     Gross Profit                                       108,492       100,660
                                                   ------------  ------------

EXPENSES

   General and administrative                            49,752        48,342
   Salaries                                              63,908        61,499
                                                   ------------  ------------

     Total Expenses                                     113,660       109,841
                                                   ------------  ------------

LOSS FROM OPERATIONS                                     (5,168)       (9,181)
                                                   ------------  ------------

INCOME TAXES                                               --            --
                                                   ------------  ------------

NET LOSS                                           $     (5,168) $     (9,181)
                                                   ============  ============

BASIC LOSS PER SHARE                               $      (0.00) $      (0.00)
                                                   ============  ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                  12,500,000    12,500,000
                                                   ============  ============


                   The accompanying notes are an integral part
                         of these financial statements.

                             AUTEC ASSOCIATES, INC.
                       Statements of Stockholders' Equity


                                   Common Stock         Additional
                              -----------------------     Paid-In    Accumulated
                                Shares       Amount       Capital      Deficit
                              ----------   ----------   ----------   ----------

Balance, December 31, 1998    12,500,000   $   20,100   $   24,298   $  (10,582)

Net loss for the year ended
 December 31, 1999                  --           --           --         (9,181)
                              ----------   ----------   ----------   ----------

Balance, December 31, 1999    12,500,000       20,100       24,298      (19,763)

Net loss for the year ended
 December 31, 2000                  --           --           --         (5,168)
                              ----------   ----------   ----------   ----------

Balance, December 31, 2000    12,500,000   $   20,100   $   24,298   $  (24,931)
                              ==========   ==========   ==========   ==========


                   The accompanying notes are an integral part
                         of these financial statements.

                             AUTEC ASSOCIATES, INC.
                            Statements of Cash Flows


                                                          For the Years Ended
                                                              December 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                               $ (5,168)   $ (9,181)
   Changes in operating assets and liabilities:
     (Increase) decrease in inventory                       (1,175)      1,030
     Increase (decrease) in accounts payable                22,046         470
     Increase (decrease) in accrued expenses                    55        --
                                                          --------    --------

       Net Cash Provided (Used) by Operating Activities     15,758      (7,681)
                                                          --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES                          --          --
                                                          --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES                          --          --
                                                          --------    --------

NET INCREASE (DECREASE) IN CASH                             15,758      (7,681)

CASH AT BEGINNING OF PERIOD                                  7,301      14,982
                                                          --------    --------

CASH AT END OF PERIOD                                     $ 23,059    $  7,301
                                                          ========    ========

CASH PAID FOR:

   Interest                                               $   --      $   --
   Income taxes                                           $   --      $   --


                   The accompanying notes are an integral part
                         of these financial statements.

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                           December 31, 2000 and 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Organization

         Autec Associates, Inc. (the Company) was incorporated on June 23, 1988 under the laws of the State of Florida. The Company custom designs, manufactures and sells several types of modern jewelry by utilizing a new and unique proprietary casting process developed by the Company.

         b. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         c. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         d. Basic Loss Per Share

         Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                     For the Years Ended
                                                         December 31,
                                                 -----------------------------
                                                      2000            1999
                                                 -------------   -------------

         Numerator - loss                        $      (5,168)  $      (9,181)
         Denominator - weighted average
          number of shares outstanding              12,500,000      12,500,000
                                                 -------------   -------------

         Loss per share                          $       (0.00)  $       (0.00)
                                                 =============   =============

         There are no dilutive equity instruments issued and outstanding at December 31, 2000.

         e. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         f. Revenue Recognition

         The Company's sales are completed exclusively as cash-on-delivery. Therefore, revenue is recognized when the product is delivered and cash is received..

         g. Income Taxes

         At December 31, 2000, the Company had net operating loss carryforwards of approximately $24,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

         The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                                     For the Years Ended
                                                         December 31,
                                                 --------------------------
                                                     2000           1999
                                                 -----------    -----------

         Income tax benefit at statutory rate    $     1,964    $     3,489
         Change in valuation allowance                (1,964)        (3,489)
                                                 -----------    -----------

                                                 $      --      $      --
                                                 ===========    ===========


         Deferred tax assets (liabilities) are comprised of the following:

                                                    For the Years Ended
                                                        December 31,
                                                 --------------------------
                                                     2000           1999
                                                 -----------    -----------

         Income tax benefit at statutory rate    $     9,474    $     7,510
         Change in valuation allowance                (9,474)        (7,510)
                                                 -----------    -----------

                                                 $      --      $      --
                                                 ===========    ===========

         Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

         h. Advertising

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         i. Inventory

         Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation. Inventory consists of various unique inventory items and raw materials used in the production of these jewelry items.

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                           December 31, 2000 and 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         j. Recent Accounting Pronouncements

         The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

         The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial- components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

         The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principal had no material effect on the Company's consolidated financial statements.

NOTE 2 - COMMON STOCK

         On July 28, 1998, the Company amended its Articles of Incorporation to increase its authorized shares of common stock to 20,000,000 at no par value. On the same date, the Company approved a reverse-split of its common stock on a 105:1 basis, as each existing shareholder received 105,000 shares for each share owned, leaving 10,500,000 shares issued and outstanding.

         During the fourth quarter of 1998, the Company sold an additional 2,000,000 post-split shares of common stock at $0.01 per share. The proceeds were used to purchase inventory.

                            AUTEC ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                      March 31, 2001 and December 31, 2000

                             AUTEC ASSOCIATES, INC.
                                 Balance Sheets


                                                         March 31,  December 31,
                                                           2001        2000
                                                         --------    --------
                                                        (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents                             $ 10,569    $ 23,059
   Inventory (Note 1)                                      17,245      20,145
                                                         --------    --------

     Total Current Assets                                  27,814      43,204
                                                         --------    --------

     TOTAL ASSETS                                        $ 27,814    $ 43,204
                                                         ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accounts payable                                      $  8,836    $ 22,046
   Accrued expenses                                           952       1,691
                                                         --------    --------

     Total Current Liabilities                              9,788      23,737
                                                         --------    --------

STOCKHOLDERS' EQUITY

   Common stock; 20,000,000 shares authorized of no par
    value, 12,500,000 shares issued and outstanding        20,100      20,100
   Additional paid-in capital                              24,298      24,298
   Accumulated deficit                                    (26,372)    (24,931)
                                                         --------    --------

     Total Stockholders' Equity                            18,026      19,467
                                                         --------    --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 27,814    $ 43,204
                                                         ========    --------


   The accompanying notes are an integral part of these financial statements.

                             AUTEC ASSOCIATES, INC.
                            Statements of Operations
                                   (Unaudited)


                                                  For the Three Months Ended
                                                            March 31,
                                               --------------------------------
                                                   2001                2000
                                               ------------        ------------

REVENUE

   Net sales                                   $     35,496        $     52,741
   Cost of goods sold                                16,879              25,618
                                               ------------        ------------

     Gross Profit                                    18,617              27,123
                                               ------------        ------------

EXPENSES

   General and administrative                         9,249              12,438
   Salaries                                          10,809              15,977
                                               ------------        ------------

     Total Expenses                                  20,058              28,415
                                               ------------        ------------

LOSS FROM OPERATIONS                                 (1,441)             (1,292)

INCOME TAXES                                           --                  --
                                               ------------        ------------

NET LOSS                                       $     (1,441)       $     (1,292)
                                               ============        ============

BASIC LOSS PER SHARE                           $      (0.00)       $      (0.00)
                                               ============        ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                              12,500,000          12,500,000
                                               ============        ============



   The accompanying notes are an integral part of these financial statements.



                                 AUTEC ASSOCIATES, INC.
                           Statements of Stockholders' Equity


                                            Common Stock         Additional
                                      -----------------------     Paid-In    Accumulated
                                        Shares       Amount       Capital      Deficit
                                      ----------   ----------   ----------   ----------

Balance, December 31, 1998            12,500,000   $   20,100   $   24,298   $  (10,582)

Net loss for the year ended
 December 31, 1999                          --           --           --         (9,181)
                                      ----------   ----------   ----------   ----------

Balance, December 31, 1999            12,500,000       20,100       24,298      (19,763)

Net loss for the year ended
 December 31, 2000                          --           --           --         (5,168)
                                      ----------   ----------   ----------   ----------

Balance December 31, 2000             12,500,000       20,100       24,298      (24,931)

Net loss for the three months ended
 March 31, 2001 (unaudited)                 --           --           --         (1,441)
                                      ----------   ----------   ----------   ----------

Balance, March 31, 2001 (unaudited)   12,500,000   $   20,100   $   24,298   $  (26,372)
                                      ==========   ==========   ==========   ==========



      The accompanying notes are an integral part of these financial statements.

                                      F-12

                             AUTEC ASSOCIATES, INC.
                            Statements of Cash Flows

                                                      For the Three Months Ended
                                                               March 31,
                                                      --------------------------
                                                           2001        2000
                                                         --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                              $ (1,441)   $ (1,292)
   Changes in operating assets and liabilities:
     (Increase) decrease in inventory                       2,900       1,390
     Increase (decrease) in accounts payable              (13,210)      1,355
     Increase (decrease) in accrued expenses                 (739)         61
                                                         --------    --------

       Net Cash Provided (Used) by Operating Activities   (12,490)      1,514
                                                         --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES                         --          --
                                                         --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES                         --          --
                                                         --------    --------

NET INCREASE (DECREASE) IN CASH                           (12,490)      1,514

CASH AT BEGINNING OF PERIOD                                23,059       7,301
                                                         --------    --------

CASH AT END OF PERIOD                                    $ 10,569    $  8,815
                                                         ========    ========

CASH PAID FOR:

   Interest                                              $   --      $   --
   Income taxes                                          $   --      $   --



   The accompanying notes are an integral part of these financial statements.

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                             March 31, 2001 and 2000


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Organization

     Autec Associates, Inc. (the Company) was incorporated on June 23, 1988 under the laws of the State of Florida. The Company custom designs, manufactures and sells several types of modern jewelry by utilizing a new and unique proprietary casting process developed by the Company.

     b.   Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     c.   Cash and Cash Equivalents

     Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     d.   Basic Loss Per Share

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                              For the Three Months Ended
                                                       March 31,
                                             -----------------------------
                                                 2001             2000
                                             ------------     ------------
                                             (Unaudited)       (Unaudited)

     Numerator - loss                        $     (1,441)    $     (1,292)
     Denominator - weighted average
       number of shares outstanding            12,500,000       12,500,000
                                             ------------     ------------

     Loss per share                          $      (0.00)    $      (0.00)
                                             ============     ============

     There are no dilutive equity instruments issued and outstanding at March 31, 2001.

     e.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                             March 31, 2001 and 2000


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

     f.   Revenue Recognition

     The Company's sales are completed exclusively as cash-on-delivery. Therefore, revenue is recognized when the product is delivered and cash is received.

     g.   Provision for Taxes

     At March 31, 2001, the Company had net operating loss carryforwards of approximately $26,000 that may be offset against future taxable income through 2021. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

     h.   Advertising

     The Company follows the policy of charging the costs of advertising to expense as incurred.

     i.   Inventory

     Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation. Inventory consists of various unique inventory items and raw materials used in the production of these jewelry items.

     j.   Recent Accounting Pronouncements

     The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

     The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial- components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and

                             AUTEC ASSOCIATES, INC.
                        Notes to the Financial Statements
                             March 31, 2001 and 2000


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

     j.   Recent Accounting Pronouncements (Continued)

     reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

     The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principal had no material effect on the Company's consolidated financial statements.

NOTE 2 - COMMON STOCK

     On July 28, 1998, the Company amended its Articles of Incorporation to increase its authorized shares of common stock to 20,000,000 at no par value. On the same date, the Company approved a reverse-split of its common stock on a 105:1 basis, as each existing shareholder received 105,000 shares for each share owned, leaving 10,500,000 shares issued and outstanding.

     During the fourth quarter of 1998, the Company sold an additional 2,000,000 post-split shares of common stock at $0.01 per share. The proceeds were used to purchase inventory.


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